August 13, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Anuja A. Majmudar, Attorney-Advisor

Re: CoJax Oil and Gas Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 20, 2021
File No. 333-257331

Dear Ms. Majmudar:

CoJax Oil and Gas Corporation (the “Company”) filed with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form S-1, File No. 333-257331 (the "Amended Registration Statement") on August 13, 2021 in response to the Commission's comment, dated July 30, 2021 (the "Comment Letter”).

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. We note that you are incorporated in the state of Virginia and the legal opinion filed as Exhibit 5.1 is restricted to the federal laws of the United States of America and the laws of the state of New York. Please obtain and file a new opinion that addresses the legality of the securities under the laws of your state of incorporation. See Item 601(b)(5) of Regulation S-K. For guidance, refer to Staff Legal Bulletin No. 19 which can be found at https://www.sec.gov/interps/legal/cfslb19.htm.

Response:  The new opinion filed as Exhibit 5.1 to the Amended Registration Statement addressed the legality of the securities of the Company under the laws of the State of Virginia.

2.Please obtain and file as an exhibit the consent of Nova Resource Incorporated regarding the references to the firm, the use of information contained in and the inclusion of the reserve report in the registration statement on Form S-1. Refer to Securities Act Rule 436, and Item 601(b)(23) of Regulation S-K.

United States Securities and Exchange Commission

August 10, 2021

Response:  The consent of Nova Resource Inc. is filed as Exhibit 23.3. to the Amended Registration Statement.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment No. 2 to the Registration Statement.

The Company and its management are aware of their responsibility for the accuracy and adequacy of their disclosures in all filings with the Commission, notwithstanding any review, comments, action or absence of action by the staff.

We hope the foregoing adequately addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP

/s/ Mark E. Crone

Mark E. Crone

Partner

cc: Jeffrey J. Guzy